SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30200; File No. 812-13993]

Prudential Investment Portfolios 3, et al.; Notice of Application

September 11, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 12(d)(1)(A) and (B) of the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (2) of the Act.

Summary of the Application: The requested order would permit certain registered open-end management investment companies that operate as "funds of funds" to acquire shares of certain registered open-end management investment companies and unit investment trusts ("UITs") that are within and outside the same group of investment companies as the acquiring investment companies.

Applicants: Prudential Investment Portfolios 3 ("PIP 3"), The Prudential Investment Portfolios, Inc. ("PIP Inc.", together with PIP 3, the "Trusts") and Prudential Investments LLC ("PI" or the "Adviser").

Filing Dates: The application was filed on December 21, 2011, and amended on May 9, 2012, and September 10, 2012.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on October 5, 2012, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

<u>Addresses</u>: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Gateway Center Three, 100 Mulberry Street, 4th Floor, Newark, New Jersey 07102-4061.

<u>For Further Information Contact</u>: Lewis B. Reich, Senior Counsel, at (202) 551-6919, or Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

<u>Supplementary Information</u>: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

<u>Applicants' Representations</u>

1.   PIP 3 is an open-end management investment company registered under the Act and organized as a Delaware statutory trust. PIP 3 is a series trust and currently offers four series, each with its own investment objectives and policies. PIP Inc. is an open-end management investment company registered under the Act and organized as a Maryland corporation. PIP Inc. is a series trust and currently offers six series, each with its own investment objectives and policies.[1] One series of PIP 3 and three series of PIP Inc. currently operate as Funds of Funds and intend to rely on the requested order.

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[1] Applicants request that the relief apply to the Trusts and to any existing or future registered open-end management investment company or series thereof that (i) is advised by PI or by an entity controlling, controlled by or under common control with PI and (ii) invests in other registered open-end management investment companies in reliance on section 12(d)(1)(G) of the Act (any such investment companies or

2.   PI, a New York limited liability company that is a wholly-owned direct subsidiary of Prudential Financial, Inc., is registered as an investment adviser under the Investment Advisers Act of 1940 and serves as investment adviser to the Trusts. PI currently employs certain entities either controlling, controlled by or under common control with PI as subadvisers to the Funds.

3.   Applicants request an order under section 12(d)(1)(J) of the Act exempting them from sections 12(d)(1)(A) and (B) of the Act to permit (1) a Fund of Funds to acquire shares in excess of the limits set forth in section 12(d)(1)(A) of the Act of (a) registered open-end management investment companies that are not part of the same "group of investment companies," within the meaning of section 12(d)(1)(G)(ii) of the Act, as the Fund of Funds ("Unaffiliated Investment Companies") and UITs that are not part of the same group of investment companies as the Fund of Funds ("Unaffiliated Trusts," together with the Unaffiliated Investment Companies, "Unaffiliated Funds")[2] and (b) registered open-end management investment companies and UITs that are part of the same group of investment companies as the Fund of Funds (collectively, "Affiliated Funds," together with the Unaffiliated Funds, "Underlying Funds") and (2) each Underlying Fund, any principal underwriter for the Underlying Fund, and any broker or dealer registered under the Securities Exchange Act of 1934 ("Broker") to sell shares of the Underlying Fund to the Fund of Funds in excess of the limits set

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series thereof, together with any series of either Trust, a "Fund", and any Fund that operates as a fund of funds, a "Fund of Funds").

[2] Certain of the Unaffiliated Funds may be registered under the Act as either UITs or open-end investment companies and have received exemptive relief to permit their shares to be listed and traded on a national securities exchange at negotiated prices ("ETFs").

forth in section 12(d)(1)(B) of the Act.[3] Applicants also request an order under sections 6(c) and

17(b) of the Act to exempt applicants from section 17(a) to the extent necessary to permit

Underlying Funds to sell their shares to Funds of Funds and redeem their shares from Funds of

Funds.

Applicants' Legal Analysis

A.   Section 12(d)(1)

1.   Section 12(d)(1)(A) of the Act, in relevant part, prohibits a registered investment

company from acquiring shares of an investment company if the securities represent more than

3% of the total outstanding voting stock of the acquired company, more than 5% of the total

assets of the acquiring company, or, together with the securities of any other investment

companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of

the Act prohibits a registered open-end investment company, its principal underwriter, and any

broker or dealer from selling the investment company's shares to another investment company if

the sale will cause the acquiring company to own more than 3% of the acquired company's

voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to

be owned by investment companies generally.

2.   Section 12(d)(1)(J) of the Act provides that the Commission may exempt any

person, security, or transaction, or any class or classes of persons, securities or transactions, from

any provision of section 12(d)(1) if the exemption is consistent with the public interest and the

protection of investors. Applicants seek an exemption under section 12(d)(1)(J) of the Act to

permit (a) the Funds of Funds to acquire shares of the Underlying Funds in excess of the limits in

section 12(d)(1)(A), and (b) the Underlying Funds, their principal underwriters, and any Broker

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[3] All entities that currently intend to rely on the requested order are named as applicants. Any other entity
that relies on the order in the future will comply with the terms and conditions set forth in the application.

to sell shares of an Underlying Fund to a Fund of Funds in excess of the limits in section 12(d)(1)(B) of the Act.

3.   Applicants state that the proposed arrangement will not give rise to the policy concerns underlying sections 12(d)(1)(A) and (B), which include concerns about undue influence by a fund of funds over underlying funds, excessive layering of fees, and overly complex fund structures. Accordingly, applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

4.   Applicants state that the proposed arrangement will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Underlying Funds. The concern about undue influence does not arise in connection with a Fund of Funds' investment in the Affiliated Funds, since they are part of the same group of investment companies. To limit the control that a Fund of Funds or its affiliated persons may have over an Unaffiliated Fund, applicants propose a condition prohibiting the Adviser, any person controlling, controlled by, or under common control with the Adviser, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Adviser or any person controlling, controlled by, or under common control with the Adviser (collectively, the "Group") from controlling (individually or in the aggregate) an Unaffiliated Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply (individually and in the aggregate) to any other investment adviser within the meaning of section 2(a)(20)(B) of the Act to a Fund of Funds ("Subadviser"), any person controlling, controlled by or under common control with the Subadviser, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Subadviser or any person controlling,

controlled by or under common control with the Subadviser (the "Subadviser Group").

Applicants propose other conditions to limit the potential for undue influence over the

Unaffiliated Funds, including that no Fund of Funds or Fund of Funds Affiliate[4] (except to the

extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company

or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in an

offering of securities during the existence of any underwriting or selling syndicate of which a

principal underwriter is an officer, director, trustee, advisory board member, investment adviser,

Subadviser or employee of the Fund of Funds, or a person of which any such officer, director,

trustee, investment adviser, Subadviser, member of an advisory board or employee is an

affiliated person (each, an "Underwriting Affiliate"; however any person whose relationship to

the Unaffiliated Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate). An

offering of securities during the existence of an underwriting or selling syndicate of which a

principal underwriter is an Underwriting Affiliate is referred to as an "Affiliated Underwriting."

5.   To further ensure that an Unaffiliated Investment Company understands the

implications of an investment by a Fund of Funds under the requested order, prior to a Fund of

Funds' investment in the shares of an Unaffiliated Investment Company in excess of the limit in

section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company

will execute an agreement stating, without limitation, that their Boards and their investment

advisers understand the terms and conditions of the order and agree to fulfill their responsibilities

under the order ("Participation Agreement"). Applicants note that an Unaffiliated Investment

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[4] A "Fund of Funds Affiliate" is the Adviser, any Subadviser, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by, or under common control with any of those entities. An "Unaffiliated Fund Affiliate" is an investment adviser, sponsor, promoter, or principal underwriter of an Unaffiliated Fund, as well as any person controlling, controlled by, or under common control with any of those entities.

Company other than an ETF whose shares are purchased by a Fund of Funds in the secondary market will retain its right at all times to reject any investment by a Fund of Funds.[5]

6. Applicants state that they do not believe that the proposed arrangement will involve excessive layering of fees. The Board of each Fund of Funds, including a majority of the trustees who are not "interested persons" (within the meaning of section 2(a)(19) of the Act) ("Independent Trustees"), will find that the advisory fees charged under any Fund of Funds investment advisory or management contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under any Underlying Fund's advisory contract. In addition, the Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company under rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Subadviser for a Fund of Funds will waive fees otherwise payable to the Subadviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Subadviser or an affiliated person of the Subadviser from an Unaffiliated Fund, other than any advisory fees paid to the Subadviser or an affiliated person by the Unaffiliated Fund, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Subadviser. In the event that the Subadviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds. Any sales charges and/or service fees

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[5] An Unaffiliated Investment Company, including an ETF would retain its right to reject any initial investment by a Fund of Funds in excess of the limit in section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Fund of Funds.

charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in Rule 2830 of the Conduct Rules of the NASD ("NASD Conduct Rule 2830").[6]

7.   Applicants submit that the proposed arrangement will not create an overly complex fund structure. Applicants note that no Underlying Fund will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except in certain circumstances identified in condition 11 below.

B.   Section 17(a)

1.   Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3) of the Act defines an "affiliated person" of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person.

2.   Applicants state that a Fund of Funds and the Affiliated Funds might be deemed to be under common control of the Adviser and therefore affiliated persons of one another. Applicants also state that a Fund of Funds and the Unaffiliated Funds might be deemed to be affiliated persons of one another if the Fund of Funds acquires 5% or more of an Unaffiliated Fund's outstanding voting securities. In light of these and other possible affiliations, section

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[6] Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

17(a) could prevent an Underlying Fund from selling shares to and redeeming shares from a

Fund of Funds.[7]

3.   Section 17(b) of the Act authorizes the Commission to grant an order permitting a

transaction otherwise prohibited by section 17(a) if it finds that (a) the terms of the proposed

transaction, including the consideration to be paid or received, are fair and reasonable and do not

involve overreaching on the part of any person concerned; (b) the proposed transaction is

consistent with the policies of each registered investment company involved; and (c) the

proposed transaction is consistent with the general purposes of the Act. Section 6(c) of the Act

permits the Commission to exempt any person or transactions from any provision of the Act if

such exemption is necessary or appropriate in the public interest and consistent with the

protection of investors and the purposes fairly intended by the policy and provisions of the Act.

4.   Applicants submit that the proposed transactions satisfy the standards for relief

under sections 17(b) and 6(c) of the Act.[8] Applicants state that the terms of the transactions are

reasonable and fair and do not involve overreaching. Applicants state that the terms upon which

an Underlying Fund will sell its shares to or purchase its shares from a Fund of Funds will be

based on the net asset value of the Underlying Fund. Applicants state that the proposed

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[7] Applicants state that to the extent purchases and sales of shares of an ETF occur in the secondary market (and not through principal transactions directly between a Fund of Funds and an ETF), relief from section 17(a) would not be necessary. The requested relief is intended to cover, however, transactions directly between ETFs and a Fund of Funds. Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where an ETF could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because the investment adviser to the ETF or an entity controlling, controlled by or under common control with the investment adviser to an ETF also is an investment adviser to the Fund of Funds.

[8] Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by a Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds may be prohibited by section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgement.

transactions will be consistent with the policies of each Fund of Funds and each Underlying

Fund and with the general purposes of the Act.

Applicants' Conditions

Applicants agree that any order granting the requested relief shall be subject to the

following conditions:

1.	The members of a Group will not control (individually or in the aggregate) an

Unaffiliated Fund within the meaning of section 2(a)(9) of the Act. The members of a

Subadviser Group will not control (individually or in the aggregate) an Unaffiliated Fund within

the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting

securities of an Unaffiliated Fund, the Group or a Subadviser Group, each in the aggregate,

becomes a holder of more than 25 percent of the outstanding voting securities of the Unaffiliated

Fund, then the Group or the Subadviser Group will vote its shares of the Unaffiliated Fund in the

same proportion as the vote of all other holders of the Unaffiliated Fund's shares. This condition

will not apply to a Subadviser Group with respect to an Unaffiliated Fund for which the

Subadviser or a person controlling, controlled by, or under common control with the Subadviser

acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act (in the case

of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

2.	No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential

investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any

services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the

Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3.	The Board of each Fund of Funds, including a majority of the Independent

Trustees, will adopt procedures reasonably designed to assure that its Adviser and any

Subadviser(s) to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

4. Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s) or any person controlling, controlled by, or under common control with such investment adviser(s).

5. No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

6. The Board of an Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an

investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will consider, among other things, (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

7.   Each Unaffiliated Investment Company shall maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and shall maintain and preserve for a period not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of section 12(d)(1)(A)(i)

of the Act, setting forth the: (a) party from whom the securities were acquired, (b) identity of the underwriting syndicate's members, (c) terms of the purchase, and (d) information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

8.　　　Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit in section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit in section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.　　　Before approving any advisory contract under section 15 of the Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under such advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding and the basis upon which the finding was made will be recorded fully in the minute books of the appropriate Fund of

Funds.

10.   The Adviser will waive fees otherwise payable to it by a Fund of Funds in an

amount at least equal to any compensation (including fees received pursuant to any plan adopted

by an Unaffiliated Investment Company under rule 12b-1 under the Act) received from an

Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory

fees paid to the Adviser or its affiliated person by an Unaffiliated Investment Company, in

connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Subadviser

will waive fees otherwise payable to the Subadviser, directly or indirectly, by the Fund of Funds

in an amount at least equal to any compensation received by the Subadviser, or an affiliated

person of the Subadviser, from an Unaffiliated Fund, other than any advisory fees paid to the

Subadviser or its affiliated person by an Unaffiliated Investment Company, in connection with

the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the

Subadviser. In the event that the Subadviser waives fees, the benefit of the waiver will be passed

through to the Fund of Funds.

11.   No Underlying Fund will acquire securities of any other investment company or

company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in

section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) receives

securities of another investment company as a dividend or as a result of a plan of reorganization

of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act);

or (b) acquires (or is deemed to have acquired) securities of another investment company

pursuant to exemptive relief from the Commission permitting such Underlying Fund to (i) acquire securities of one or more investment companies for short-term cash management

purposes, or (ii) engage in interfund borrowing and lending transactions.

       12.   Any sales charges and/or service fees charged with respect to shares of a Fund of

Funds will not exceed the limits applicable to funds of funds set forth in NASD Conduct Rule

2830.

      For the Commission, by the Division of Investment Management, pursuant to delegated

authority.

Kevin M. O'Neill
Deputy Secretary